September 6, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Kevin Woody, Branch Chief, Division of Corporate Finance

Re:	Northstar Realty Finance Corp.
Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Quarterly Period Ended March 31, 2007 File No. 001-32330

Dear Mr. Woody:

Set forth below is the response of NorthStar Realty Finance Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated August 27, 2007 (the “August 27 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) filed on March 15, 2007 and the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (the “Form 10-Q”) filed on May 10, 2007.

For convenience of reference, the Staff comment contained in the August 27 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the August 27 Letter, and is followed by the corresponding response of the Company.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Comment 1 -Non-GAAP Financial Measures-Funds from Operations and Adjusted Funds from Operations, page 60

We have reviewed your response to our prior comment number one. We continue to believe that you have not adequately justified the use of AFFO as a performance measure in compliance with Item 10(e) of Regulation S-K. As such, please remove the measure in future filings or provide us with additional information supporting compliance. Specifically, please provide to us a more robust discussion as to how this measure is helpful to investors given management representation that your calculation of AFFO differs from the methodology utilized by other REITs and thus may not be comparable.

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully submits that it has provided below a more robust discussion that further explains why management believes that the presentation of FFO and AFFO provide useful information to investors as measures of operating performance:

“Management believes that funds from operations, or FFO, and adjusted funds from operations, or AFFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and NorthStar in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (NAREIT), as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. AFFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses, such as real estate depreciation, which assumes that the value of real estate assets diminishes predictably over time and, in the case of AFFO, equity based compensation. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of our company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.”

  * * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2650 or Albert Tylis, General Counsel at (212) 547-2641.

Sincerely,

/s/ Andrew C. Richardson
Andrew C. Richardson
Chief Financial Officer and
Treasurer

cc:	Jennifer Monick
(Securities and Exchange Commission)

William G. Farrar (Sullivan & Cromwell LLP) Albert Tylis (NorthStar Realty Finance Corp.) Winston Wilson (Grant Thornton LLP)